May 21, 2014

Via EDGAR

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE 100
Washington, DC 20549

Re:    Noble Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 6, 2014
File No. 001-07964

Dear Mr. Schwall:

On May 9, 2014 the Staff of the Securities and Exchange Commission (the Staff) issued a comment letter to Noble Energy, Inc. (the Company, we, or us) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013.

The Staff’s comments and the Company’s responses thereto are as follows:
Form 10-K or the Fiscal Year ended December 31, 2013
Business and Properties, page 2
Proved Oil and Gas Reserves, page 3

1.
We note you disclose proved reserves of crude oil, condensate and natural gas liquids (NGLs) as a single aggregated quantity in the tables on pages 3, 5, 10 and 52. The staff considers NGLs to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Item 1202(a)(2) of Regulation S-K. Please revise your disclosures to separately present, on a disaggregated basis, your NGL reserve quantities.

Response:
We acknowledge the Staff's comment and note that Section 1202(a)(4) of Regulation S-K requires that registrants disclose separately material reserves for: (i) oil; (ii) natural gas; (iii) synthetic oil; (iv) synthetic gas and (v) sales products of other non-renewable natural resources that are intended to be upgraded into synthetic oil and gas. The Company's NGL production represented approximately 8.1% of its total production from continuing operations for the year ended December 31, 2013 and its NGL reserves represented approximately 8.0% of total proved reserves at December 31, 2013. Additionally, the Company's NGL revenues represented approximately 4.5% of its total revenues for the year ended December 31, 2013. We will expand our disclosure in future filings to present separate quantities of proved NGL reserves.
Sales Volumes, Price and Cost Data, page 18

2.
Please revise or otherwise expand the tabular disclosure of your sales volumes on pages 18 and 59 to disclose your production in terms of the total annual quantities, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

Response:
We acknowledge that Item 1204(a) of Regulation S-K requires that registrants disclose for each of the last three fiscal years production, by final product sold, of oil, gas, and other products. We intend to include such disclosure in our future Annual Reports on Form 10-K beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2014.
Risk Factors, page 31

3.
As part of the risk factor on page 32 entitled “Failure to effectively execute our major development projects...” you disclose that there are “multiple unsanctioned integrated development plans for our onshore US acreage.” Please tell us the extent to which there are any proved undeveloped reserves as of December 31, 2013 attributable to your onshore US acreage which do not have an adopted development plan and final investment decision. In formulating your response, please refer to question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response:
On page 16, under the heading Proved Undeveloped Reserves (PUDs), we disclose that all of our PUDs are associated with ongoing developments in various areas and are scheduled to be drilled within the next five years. Our proved reserves as of December 31, 2013 did not include any PUD amounts that were not subject to an approved development plan and expected to be drilled in five years.
We did not intend for our reference to “unsanctioned integrated development plans” to imply that we had booked PUDs that were not subject to an approved development plan and expected to be drilled in five years. Our policy is to book reserves on a well by well basis. Each well for which reserves were recorded at December 31, 2013, is included in our development plans and our five year corporate plan, which are presented to our Board of Directors.
An “integrated development plan” (or “IDP”) refers to our method of efficient infrastructure deployment, including centralized processing facilities, common natural gas and condensate gathering lines, and water infrastructure. IDPs allow us to maximize drilling and recovery efforts while minimizing our physical footprint associated with our horizontal Niobrara and Marcellus Shale development projects, which we have disclosed as “sanctioned” projects. These infrastructure project sanctions are not required in order to drill the PUDs that have been booked.
We propose, that in future filings, we describe our IDPs with language similar to the following:
“Additionally, we are considering multiple future integrated development plans, which provide significant facilities and operating efficiencies, for our horizontal Niobrara and Marcellus Shale development projects.”
Financial Statements and Supplementary Data, page 83
Supplemental Oil and Gas Information (Unaudited), page 124
Proved Oil Reserves (Unaudited), page 126

4.
We note you provide separate disclosure of the NGL reserve quantities located in the United States on page 126; however, you disclose the changes in your net reserves of crude oil, condensate and natural gas liquids (NGLs) in the United States as a single aggregated quantity. Please tell us the extent to which you have any proved NGL reserves in geographic areas located outside the United States. Also explain to us how you considered the requirements in FASB ASC paragraphs 932-235-50-4 through 932-235-50-6 by presenting information relating to the changes in your natural gas liquids only on an aggregated basis. Also refer to the example in FASB ASC paragraph 932-235-55-2 illustrating the change by product and the first item under the “Notes” which refers to providing information for other products in accordance with paragraph 932-235-50-4.

Response:
At December 31, 2013, we had NGL proved reserves of 95 MMBbls in the US and 18 MMBbls in international locations, primarily Equatorial Guinea. As noted in our response to Comment 1 above, NGL reserves represented 8.0% of total proved reserves at December 31, 2013. As such, we respectfully note that these amounts were not significant and are not required to be presented as separate quantities for disclosure under the requirements in FASB ASC paragraphs 932-235-50-4 through 932-235-50-6. However, to remain consistent with our response to Comment 1 above related to NGL reserves disclosure, we propose disclosing changes in NGLs separately in our future Annual Reports on Form 10-K beginning with our Annual Report on Form 10-K for the year ended December 31, 2014.
In providing this response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing us with the opportunity to respond to these comments. Should you have any questions or wish to discuss our responses further, please feel free to contact me, at (281) 872-3100.

Date:	May 21, 2014	/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President and Chief Financial Officer

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